RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

February 21, 2008

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20249
Attn: Mark P. Shuman, Katherine Wray

RE:	Carbiz, Inc.
Amendment No. 3 to Form SB-2 on Form F-3
Filed January 14, 2008
File No. 333-142142

Dear Mr. Shuman and Ms. Wray:

On behalf of Carbiz Inc. (the “Company” or “Carbiz”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 6, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.      We refer to your Form 8-K filed on September 14, 2007, and to your Form 8-K filed October 2, 2007, as amended on November 29, 2007, which are incorporated by reference into your registration statement. We note the disclosure in these Forms 8-K that you believe that the September 2007 issuances of convertible debentures and warrants to Trafalgar were exempt from registration pursuant to Regulation S to the Securities Act. In your response letter, please provide a detailed analysis supporting your conclusion that a Regulation S exemption is available for the September 2007 securities issuances to Trafalgar. Please include an analysis of whether the prior filings of your registration statement on Form SB-2 (file no. 333-142142) on April 16, 2007, and the inclusion of the shares underlying warrants issued in reliance upon Regulation S in that registration

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
February 21, 2008
Page 2

statement conforms to the condition in Regulation S that there be no “directed selling efforts” in the United States.

          Response: We have concluded that a Regulation S exemption is available for the September 2007 securities issuances to Trafalgar pursuant to Rule 903 of Regulation S, the “issuer safe harbor.” We have provided a detailed analysis below supporting our conclusion. However we are no longer including the September 2007 issuances of warrants and convertible debentures to Trafalgar on the registration statement.

          Compliance with Rule 903(a)

          We understand that the following two general conditions apply to the Rule 903 safe harbor: (1) the offer or sale must be made in an offshore transaction, and (2) no directed selling efforts may be made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

          Offshore Transactions:

          The September 2007 securities issuances to Trafalgar (the “September 2007 Transactions”) were offshore transactions because the offers were not made to a person in the United States and Trafalgar was located outside of the United States at the time the buy orders were originated. Trafalgar is not a U.S. person as that term is defined in Regulation S. In addition, an authorized officer of Trafalgar placed the orders to buy the securities while located outside of the United States.

          No Directed Selling Efforts in the U.S.:

          No directed selling efforts were made in the United States by Carbiz, any distributor, any of their respective affiliates or any person acting on behalf of any of the foregoing in connection with the September 2007 Transactions. Specifically, the prior filings of our registration statement on Form SB-2 (file no. 333-142142) on April 16, 2007, and the inclusion of the shares underlying the debentures and warrants issued in reliance upon Regulation S in that registration statement, conform to the condition in Regulation S that there be no “directed selling efforts” in the United States because these activities were not undertaken for the purpose of, and could not reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities offered to Trafalgar in the September 2007 Transactions. Moreover, neither the Company nor Trafalgar has engaged in any marketing efforts in the United States designed to induce the purchase by investors in the United States of securities sold to Trafalgar.

          Compliance with Rule 903(b)

          We understand that Rule 903(b) specifies three categories of permissible issuer offerings and imposes different safeguards on each category to prevent securities offered abroad from flowing back into the United States.

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
February 21, 2008
Page 3

          We are subject to Category 2 of Rule 903 of Regulation S and accordingly we implemented the offering restrictions required by Category 2 of Rule 903 of Regulation S by including a legend on all offering materials and documents which stated that the shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the Securities Act of 1933, or an exemption from the registration requirements of the Securities Act of 1933 is available. As mentioned above, the offers and sales of securities in the September 2007 Transactions were not made to a U.S. person or for the account or benefit of a U.S. person. There was no distributor or underwriter, dealer, or other person who participated, pursuant to a contractual arrangement, in the distribution of the securities offered and sold to Trafalgar in the September 2007 Transactions. There were no persons who received a selling concession, fee or other remuneration in respect of the securities offered and sold to Trafalgar in the September 2007 Transactions.

          The September 2007 Transactions did not include any offerings of debt securities fully and unconditionally guaranteed as to principal and interest by any parent of the issuer of the debt securities.

          The warrants issued to Trafalgar in the September 2007 Transactions also complied with the following requirements:

1.

Each warrant bears a legend stating that the warrant and the securities to be issued upon its exercise have not been registered under the Securities Act and that the warrant may not be exercised by or on behalf of any U.S. person unless registered under the Securities Act or an exemption from such registration is available;

2.	Each person exercising a warrant is required to give:

	(a)	Written certification that it is not a U.S. person and the warrant is not being exercised on behalf of a U.S. person; or

(b)

A written opinion of counsel to the effect that the warrant and the securities delivered upon exercise thereof have been registered under the Securities Act or are exempt from registration thereunder; and

3.

Procedures were implemented to ensure that the warrants may not be exercised within the United States, and that the securities may not be delivered within the United States upon exercise, other than in offerings deemed to meet the definition of "offshore transaction" pursuant to Rule 902(h), unless registered under the Securities Act or an exemption from such registration is available.

2.       We note that your September 2007 transactions with Trafalgar were undertaken during the pendency of your registration statement on Form SB-2 (file no. 333-142142). We further note that you subsequently amended your registration statement to include the

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
February 21, 2008
Page 4

resale of four million shares underlying the warrants sold to Trafalgar in the September 2007 financings. Please describe the material steps taken in negotiating and agreeing to the inclusion of these shares on this registration statement. Clarify whether negotiations for the September 2007 offers and sales contained discussions of including shares in this registration statement in particular.

          Response: We have revised the registration statement to remove the resale of the four million shares underlying warrants sold to Trafalgar in the September 2007 financings. Accordingly, we are now registering 8,446,664 shares for resale by Trafalgar, consisting of 5,946,664 shares underlying the debentures sold to Trafalgar on February 28, 2007 and 2,500,000 shares underlying the warrants sold to Trafalgar on February 28, 2007.

          Although we negotiated registration rights for certain of the shares underlying warrants sold to Trafalgar in the September 2007 financings, the negotiations did not contain any discussions of including these shares on our current registration statement. Specifically, our Registration Rights Agreements for the September 2007 financings state that our registration obligation for the securities issued in those financings are subject to any registration rights that predate the September 2007 Registration Rights Agreements. Please see Section 2(a) of our Registration Rights Agreements attached as exhibits 10.4 and 10.6 to our Form 8-Ks filed on September 14, 2007 and October 2, 2007, respectively.

3.       Please explain to us how you concluded that the September 2007 issuance transactions with Trafalgar should be considered distinct from the public offering that was in process in September 2007 pursuant to the registration statement to which you have added shares underlying the warrants issued in the September 2007 transactions with Trafalgar. Tell us why the transaction you proposed with respect to those shares should be viewed as a secondary offering, as opposed to a primary offering of securities by the company through Trafalgar acting as an underwriter.

          Response: We have revised the registration statement to remove the resale of the four million shares underlying warrants sold to Trafalgar in the September 2007 financings. Please note our response to Item #2 above.

4.       We note your disclosure on page 33 that you are not required under the Exchange Act to publish financial statements as frequently or as promptly as domestic companies, but that you will issue quarterly press releases containing unaudited results of operations and provide other reports as from time to time may be authorized by your board or otherwise required. Consider adding a risk factor to your prospectus discussing the potential effects on your investors of your recent decision to report under the Exchange Act reporting requirements as a foreign private issuer rather than in the manner you have historically reported.

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
February 21, 2008
Page 5

          Response: Our disclosure on page 33 was inadvertent. Carbiz intends to continue reporting under the Exchange Act in the manner which it has historically reported. Accordingly, we have revised our disclosure to delete the inadvertent language.

Incorporation of Documents by Reference, page 32

5.       We note that you filed a Form 8-K on January 29, 2008. Please revise this section of your registration statement to reflect this additional filing and ensure that this section references all filings made prior to the effective date that are required to be incorporated by reference. See Item 6 of Form F-3.

          Response: We have revised the registration statement to incorporate the January 29, 2008 Form 8-K by reference and ensured that the section entitled “Incorporation of Documents by Reference” references all filings made prior to the effective date that are required to be incorporated by reference.

6.       You incorporate by reference the registration statements 333-129408 and 333-142142, respectively. However, Rule 411 generally restricts the information that can be incorporated by reference into a prospectus to information that is provided in response to specific items of the registration form. In this respect, it does not appear that any item of Form F-3 authorizes the incorporation of the registration statements that you seek to incorporate. Please revise or advise.

          Response: We have revised our disclosure to remove the incorporation by reference of registration statements 333-129408 and 333-142142.

Part II

Undertakings, page II-2

7.       Your registration statement includes the undertakings required for registrants relying on Rule 430B as well as those for registrants relying on Rule 430C. It does not appear, however, that the company is relying on Rule 430B in the prospectus as filed. Please clarify which rule the company is relying on in this filing by including only the undertakings required for that rule. If the company intends to rely on Rule 430B, please advise of the basis for your belief that the company is eligible to do so.

          Response: We have revised our disclosure to clarify that Carbiz is relying on Rule 430C, not Rule 430B. Accordingly, we have included only the undertakings required for Rule 430C.

Exhibits

Legal Opinion of Harris & Harris LLP

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
February 21, 2008
Page 6

8.       Please have counsel provide an updated opinion that is dated as of a date as close as possible to the effective date of the registration statement. Further, we note the consent of Harris & Harris contained in the final paragraph of that firm’s opinion filed on December 27, 2007. Please be advised that counsel should also expressly consent to the quotation or summarization of its opinion in the prospectus, as required by Rule 436 of Regulation C.

          Response: We have filed an updated opinion from Harris & Harris LLP that is dated as of February 21, 2008. In addition, in its updated opinion, Harris & Harris LLP has expressly consented to the quotation or summarization of its opinion in the prospectus, as required by Rule 436 of Regulation C.

* * * *

          If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL LLP

By:	/s/ Peter V. Hogan
Peter V. Hogan, Esq.

cc:	Carbiz Inc.